SUB-ITEM 77(C)
                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of Absolute Strategies Fund, a series of Forum Funds (the "Registrant"), was held on June 30, 2005 for the purpose of approving the Investment Advisory Agreement ("Agreement") between the Trust and Absolute Investment Advisers LLC ("Absolute") with respect the fund as well as Absolute's Sub-Advisory Agreements with Aronson+Johnson+Ortiz, LP, Bernzott Capital Advisors, Contravisory Research & Management Corp.,Grantham, Mayo, Van Otterloo & Co. LLC, Horizon Asset Management, Inc., Kinetics Asset Management, Inc., Loomis, Sayles & Company, L.P., Metropolitan West Asset Management, LLC, Moody Aldrich Partners, LLC, Scout Investment Advisors, Inc., SSI Investment Management, Inc., TT International Investment Management, TWIN Capital Management, Inc., and Yacktman Asset Management Co. with respect to the fund.